Overview

NHC was founded in 2015 with the mission of creating best in class wellbeing products, employing a novel approach to research and development based on complex systems science.

- This approach focuses on supporting the body's ability to self regulate, rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction. This means focusing on whole regulatory pathways and systems, rather than single molecular targets.
- This approach provides improved performance while maintaining (and often improving) homeostatic functioning. Desired upside with limited to no downside.
- The scope of application is very broad. The company began with a focus on psycho-affective products (nootropics, sleep, mood, etc.) but can address a wide range from immune system support to cellular regeneration with equivalently superior performance.



NHC generated its first revenue in April 2016 and has experienced rapid growth in the last 3 years.

- Through a combination of strong revenue growth and operational efficiency, NHC is on track to reach operational break-even in Q2 2019.
- NHC has successfully diversified its business by introducing three new products in 2018 and expanding into Amazon, wholesale and international distribution channels.
- Over 91% of revenues, excluding Amazon and wholesale, is subscription-driven.



Formulation Process

Approach

- Whole complex-system approach (not reductionist)
- Regulation based (balance, not a "more is better")
- Employ synergies of molecules (not single "magic bullet")



Define Target Outcome

- Wellness
- Optimization
- Resilience
- Subjective
- Objective

Structured Review of Literature

- Pathways & interactions
- Ingredients
- Whole system approach

Formulation

- Hypothesis creation
- Factor primary and secondary mechanisms, synergies, interactions, etc.
- Best in class ingredients from all categories

Testing & Feedback

- 1000 + pool of testers
- Subjective & objective data
- Formal Trials (eventually)
- Quantified Self (in development)

Analysis & Iteration

- Effects
- Tolerability
- Dosing and dosing schedule

Multi-disciplinary diverse scientific team

- PHD's in neuroscience, chemistry, pharmacology, etc.
- ND's and MD's
- Supplement, pharmaceutical, & medical backgrounds

Inc.

"If the challenges of your organization are overwhelming your brain, then check out Neurohacker Collective..."

The Street

"Just as Netflix brought the movie theater to the living room, Neurohacker Collective is bringing the centerpiece of life to a higher standard with a citizen science community untethered from the bureaucracy of the old-guard health industry. "

BuzzFeed NEWS

"Nootropics, Smart Drugs, Cognitive Enhancers, or BioHacking, all these terms seem nebulous and full of mystery. But, what are these supplements? How are they changing our humanity? The Neurohacker Collective has some answers."

HUFFPOST

"Neurohacker Collective is both highly effective in different domains and forward thinking. Between the leadership and scientific expertise, this is grounded in revolutionary ideas and their methods of operating the business reflect as much."

THE WALL STREET JOURNAL.

"Now a new generation of entrepreneurs want to hack the brain and body, improving everyday performance through nutritional supplements called nootropics. Nootropics are designed to heighten productivity, memory, mental function, and overall physical energy..."

KEY INFLUENCERS:

Dr. Daniel Stickler
from the Apeiron Center for Human Potential

APEIRON

Andrew Huberman
Neurobiology Professor at Stanford University School of Medicine

Stanford University

Jon Wilkins, Ph.D
from Harvard University, professor at Santa Fe Institute, President Ronin Institute

HARVARD UNIVERSITY — SANTA FE INSTITUTE

Zachary Stein Ed.D
from Harvard University,
Chair Education program Meridian University

HARVARD UNIVERSITY — MERIDIAN UNIVERSITY Education that Transforms

Jason Silva - Storyteller,
Futurist, Keynote Speaker -
Host of BrainGames & Shots of Awe

BRAIN GAMES

Early Customer Reception on First Two Products is Strong


QUALIA
FOCUS
NEUROHACKER

Qualia Focus


5.0
4.87

- "Great product, I highly recommend it. I have experienced mind clarity and an increase in my internal drive." Andrie P.
- "This product has been a god-send for me and has helped me to get back work and enjoy my job." Kristee R
- "Focus works. And is more affordable." Wayne M
- "The focus and clarity is noticeable." Sue. L.

n = 162 Note: product launched Sept 2016


QUALIA
MIND
NEUROHACKER

Qualia Mind


5.0
4.74

- "Stress level was at a 10+ now it's at a 0."
- "Day four, and I'm blown away with the clarity, and drive that I have. The added bonus is the calmness during a stressful situation. Amazing"
- "It's like your brain expanding three inches in diameter. feeling EXTREMELY motivated and passionate about everything"

n = 27. Note: product launched March 2018

Pilot Study of Qualia Original (May 2017)

9 Participants
- Not currently taking Nootropics or Psychiatric Medication
- Non-Blinded
- Non-controlled
- Qualia Original

32 lead qEEG
- Pre-Qualia
- 4 hours post initial dose
- 30 days of taking Qualia

Decreases in the upper band of Beta which are commonly associated with **reduced anxiety and general improvement in mood function.**

Increases in the Beta 1 band, typically indicative of improved perfusion and **more efficient cognitive function**

Decreases in the lower bands of the EEG (Delta , Theta and Alpha) and increases in the beta bands which are typically associated with **increased attention and cognitive efficiency**

PRE-QUALIA

POST-QUALIA


9 Hz
10 Hz
9 Hz
10 Hz

Psychophysiologic Stress Profile
- Pre-Qualia
- Repeat after 30 Days on Qualia

Objective and Subjective improvements in Stress responses

CNS Vital Signs Pre- and Post-

Cognitive Testing (30d)

- Neurocognitive Index – 14% improvement
- Composite Memory – 25% improvement
- Verbal memory – 17% improvement
- Visual memory – 26% improvement
- Executive function – 13% improveme
- Attention – 11% improvement

Capnography Pre- and Post-

Improved respiratory rate & capnography

Research conducted May 2017 by Dr. D. Stickler, Apeiron Center, Asheville, NC

Preliminary data from cognitive testing of Qualia Mind customers (April-June 2018)

23 Participants (April-June 2018)
Open-label
Tests completed prior to taking Qualia Mind, after first dose, and after 5 days on Qualia Mind.

Cambridge Brain Sciences is the leading online platform for cognitive assessment with one of the largest secure cognitive databases

- Hundreds of thousands of people
- Tests completed more than 8 million times
- Used in 300+ peer-reviewed academic papers.

Core Cognitive Area	Verbal Ability & Cognition			Reasoning & Memory		
Outcome Measure	Verbal Reasoning	Verbal Short-Term Memory	Concentrate / Avoid Distraction			
Average Score Increase (%)	16.9%	13.3%	85.4%	31.1%	37.2%	10.2%
Expected Learning Effect (%)	2.2%	1.3%	4.9%	5.4%	3.8%	-0.4%
Changes in Cambridge Brain Sciences (cambridgebrainsciences.com) testing scores after 5 days of **Mind** in 23 subjects. Score increases have $p \leq 0.05$. **Expected learning effect** is the amount of change in scores because of repeated testing based on Cambridge Brain Sciences historical data.						
Outcome Description	Ability to quickly understand and make valid conclusions about verbal concepts	Ability to temporarily store information in a specific order in short-term	Ability to concentrate on relevant information despite distracting	Ability to efficiently manipulate mental representations of objects	Ability to act with forethought and sequence behavior to reach specific goals	Ability to remember and recall specific events, paired with the context they occurred

CAMBRIDGE BRAIN SCIENCES

Intense Investment Activity

Nutraceutical Companies have attracted significant investment activity as health and wellness focus goes mainstream

Global Nutraceuticals Market



(BILLIONS $USD)
$600
$250
$272
$578
CAGR 8.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Source: Grand View Research

Selected Nutraceutical Investment Activity

Company	Focus	Raised	Select Investors
Metagenics	Nutraceuticals, Medical foods	$28M	Unknown
Elysium Health	Supplements based on advances in science and technology	$31M	General Catalyst Sound Capital Silicon Valley Bank
KIND	Health and Wellness foods	Strategic Investment	Mars
EAS	Specialized Nutrition	$320M	Acquired by Abbott Laboratories
NutraNext	Dietary Supplements	$700M	Acquired by Clorox
Amplify Snack Brands	Better for you snacks	$1.6B	Acquired by Hershey

Revenue Growth

Neurohacker has achieved significant revenue growth using only its seed capital. The operating margin has improved steadily as a result of subscription revenue growth and the company is ready to scale more rapidly.


(MILLIONS $USD)
2016
2017
2018
100%
.60
-.89
-148.9%
4.93
-1.98
-40.1%
6.62
-.64
-9.6%
Operating Margin

Introducing Eternus

Cell Energy for Better Aging

If you are like most you will be living longer than any other generation, but will you be thriving in your extra years? Our new product, Eternus, is specifically designed to combat the aging process in the most comprehensive way ever developed from a supplement product. Eternus uniquely upregulates NAD+ and ATP while supporting dozens of other processes and pathways within the body. More cell energy leads to sounder sleep, increased productivity, better workouts, more capacity to handle stress, enhanced cognitive performance, and an overall whole-system upgrade.


ETERNUS
SUPPORTS CELL ENERGY FOR BETTER AGING
DIETARY SUPPLEMENT
160 CAPSULES
NEUROHACKER
COLLECTIVE
ETERNUS
SUPPORTS CELL ENERGY FOR BETTER AGING
NEUROHACKER

Subscription Revenue

Neurohacker's subscription revenue continues to steadily increase while CAC remains steady and returns are modest, despite a generous 100 day refund offer.

Percentage of Revenue from Subscriptions



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
43.10%
64.30%
84.40%
2016
2017
2018

Refunds as % of Revenue



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
5.21%
6.32%
6.76%
2016
2017
2018

Customer Acquisition Cost



$100
90
80
70
60
50
40
30
20
10
$30.20
$87.01
$81.06
2016
2017
2018

In 2018 we made investments in our staff and infrastructure to expand our wholesale market. Now, in addition to our website, **Qualia is available with the retailers below:**

- natural partners
- Fullscript
- PHARMACA
- NEXT|HEALTH
- LUCKY VITAMIN
- evitamins
- EVE
- ECO CHIC

